(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 11-K	Washington, DC 20549
☐ Form 20-F
☒ Form 10-Q	FORM 12b-25	Commission File No: 001-11981
☐ Form N-SAR		CUSIP Number: 62624B101
NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction sheet (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Municipal Mortgage & Equity, LLC

Full name of registrant:

Former name if applicable:

621 East Pratt St., Suite 300

Address of principal executive office (Street and number):

Baltimore, MD 21202

City, state and zip code:

PART II—RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

As described in the current report on Form 8-K filed on March 16, 2006, the registrant will restate its financial statements covering the fiscal years ended December 31, 2004, 2003 and 2002, and the quarterly periods within those years, and the first three quarterly periods in the fiscal year ended December 31, 2005 (the “Affected Financial Statements”) in the registrant’s annual report on Form 10-K for the year ended December 31, 2005 (the “2005 Annual Report”). On March 17, 2006, the registrant filed a Notification of Late Filing of Form 12b-25 (“10-K Notice”) indicating that it would be unable to file the 2005 Annual Report within the prescribed time period, and the registrant has been unable to file the 2005 Annual Report through the date hereof.

Since the date of the 10-K Notice, the registrant has continued its efforts to restate the Affected Financial Statements and file the 2005 Annual Report. As a result of the dedication of significant management resources to these efforts, the registrant will be unable to file its quarterly report on Form 10-Q for the quarter ended March 31, 2006 within the prescribed time period and is unable to reasonably estimate anticipated changes in results of operations from the corresponding period for the last fiscal year.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification: Melanie M. Lundquist, (443) 263-2900.

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Annual Report on Form 10-K for the year ended December 31, 2005.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MUNICIPAL MORTGAGE & EQUITY, LLC has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2006	By:	/s/ Melanie M. Lundquist
	Name:	Melanie M. Lundquist
	Title:	Chief Financial Officer and Executive Vice President

2